Exhibit 99.21
STUDENT TRANSPORTATION ANNOUNCES
FISCAL YEAR 2010 RESULTS
Stable, Consistent Revenues Continue
Barrie, ON (September 22, 2010) — Student Transportation Inc. (“ST” or the “Company”) (TSX: STB) today reported financial results for the fiscal year ended June 30, 2010. All financial results are reported in U.S dollars, except as otherwise noted.
“Our fiscal 2010 operating performance and financial results were the best in our company’s 14-year history,” said Denis J. Gallagher, chairman and chief executive officer. “The operating results for the year were extremely strong and validate the steady, predictable revenue and cash flow positions of the Company. Revenues increased 17 per cent and EBITDAR increased 25.6 percent. Our EBITDAR margin improved to a 21.0 percent margin for fiscal 2010 from 19.6 percent in fiscal 2009. Fiscal 2010 marks the first year the Company has realized net income on an annualized basis, posting a $9.5 million improvement year over year as we finalized the process of transitioning out of the IPS (trust-like) structure that we have been in since our IPO in 2004.”
Revenue for fiscal 2010 increased to $267.2 million from $227.9 million for fiscal 2009 and EBITDAR* improved to $56.2 million from $44.7 million for the same period last year. Net income for fiscal year 2010 amounted to $2.7 million or $0.05 net income per common share, as compared to a net loss of $6.8 million or $(0.16) net loss per common share recorded for the fiscal year 2009.
“We have secured a 7 – 8 percent increase in annualized growth of revenues over fiscal 2010 despite some school district cutbacks in routes due to current budget constraints, along with an increase in competitive bidding.” Gallagher said. “With the opportunities in our current pipeline and the continued focus on our Education Stimulus Plan, there is certainly the potential for additional growth over the level already achieved as we start fiscal 2011. Our regional teams renewed a significant amount of long term contracts this year securing our future revenues.”
“As a result of our steady, predictable growth achieved since our IPO in 2004, we have been able to maintain stable dividend payments to our shareholders for the past six years,” Gallagher added. “We enter fiscal 2011 with a balance sheet that is stronger than ever, continued access to capital and strong shareholder support. We plan to utilize the current trading multiple in connection with our growth strategy which we believe will continue to create shareholder value as we move forward. We are pleased to see our share price bask at the levels achieved in 2007-2008 and we outperformed the S&P/TSX Composite Index this past fiscal year. I am extremely pleased that the market has recognized our strengths yet understands our challenges.”

Reconciliation of Net Income and EBITDAR

		Year over Year - Q4		Year over Year - YTD
		Three Months Ended		Twelve Months Ended
(Amounts in 000’s)		6/30/10	6/30/09	6/30/10	6/30/09
Net income (loss)		$268	$7,010	$2,704	$(6,802)

Add back:
	Provision for (recovery of) income taxes	669	6,083	2,253	(638)
	Loss on extinguishment of debt	—	—	3,680	1,316
	Other loss (income), net	(604)	(4,230)	107	(5,847)
	Unrealized (gain) loss on derivative contracts	3,581	(6,519)	(3,123)	7,658
	Non-cash stock compensation	1,179	—	1,959	1,951
	Interest expense	2,634	2,365	10,495	10,403
	Amortization expense	736	724	2,813	2,694
	Depreciation and depletion expense	9,277	7,417	29,923	25,973
	Impairment of goodwill (oil and gas unit)	—	—	—	4,455
	Operating lease expense	1,608	1,066	5,360	3,542

EBITDAR		$19,348	$13,916	$56,171	$44,705

Student Transportation’s interim financial statements, notes to financial statements and management’s discussion and analysis will be available at www.sedar.com or at the Company’s website at www.rideSTA.com.
Conference Call & Live Webcast
Management will host a conference call and live audio webcast to discuss Student Transportation’s results for fiscal year 2010 at 11 a.m. (ET) on Thursday, September 23, 2010. The call may be accessed by dialling 1-877-353-9586 (Canada & USA) or 403-532-8075 (International) and enter the passcode 4101817 #. To access the rebroadcast, visit www.rideSTA.com for the archived webcast or dial 1-877-653-0545 (Canada & USA) or 403-232-0933 (International) and enter the passcode 385256 #.
Profile
Founded in 1997, Student Transportation Inc. is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 6,500 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
* Non-GAAP Measures
EBITDAR is a non-GAAP financial measure, but management believes it is useful in measuring ST’s performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company’s performance or as a measure of its liquidity and cash flow. The Company’s method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company’s non-GAAP measures may not be comparable to similarly titled measures used by other issuers.
Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, Student Transportation’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute Student Transportation’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect ST’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of Student Transportation to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what Student Transportation believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and Student Transportation assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Denis J. Gallagher
Chairman and CEO

Patrick J. Walker
Executive VP and CFO
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: ir@rideSTA.com
Website: www.rideSTA.com